FORM 6-K



                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of  April                                               2003
                  -----------------------------------------        ------------


                               CryptoLogic Inc.
------------------------------------------------------------------------------
                (Translation of registrant's name into English)


                         1867 Yonge Street, 7th Floor
                           Toronto, Ontario, Canada
                                    M4S 1Y5
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                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

               Form 20-F      X             Form 40-F
                          ------------               ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                         No       X
                       ----------                    -------------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________




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                                DOCUMENT INDEX



   Document                                                            Page No.
   --------                                                            --------

      1.      Press Release dated April 15, 2003 "New Online Poker        4
              Customer Goes Live Using CryptoLogic Software"


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                                                                    Document 1


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CRYPTOLOGIC LOGO OMITTED



FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: NASDAQ: CRYP; TSX: CRY


        NEW ONLINE POKER CUSTOMER GOES LIVE USING CRYPTOLOGIC SOFTWARE

         CryptoLogic's multi-player poker technology gains increasing market leadership and critical mass

April 15, 2003 (Toronto, ON) - CryptoLogic Inc., a leading software developer to the Internet gaming and e-commerce industries, announced today that one of the Internet's most popular bingo groups has launched the online version of poker, the world's most popular card game, using poker software developed by CryptoLogic. Through an agreement with CryptoLogic's wholly-owned subsidiary, WagerLogic Limited, Bingo Entertainment NV has debuted its new online poker site, www.pokerplex.com, enabling its 120,000 players to enjoy immediate poker action at one of the leading poker rooms on the Internet.

"We are delighted to add yet another brand name customer, further contributing to the large, growing player community using our centralized poker offering," said Lewis Rose, CryptoLogic's President and CEO. "By using our proven technology, Bingo Entertainment can leverage its player franchise and broad marketing network to build a successful online poker business. In less than six months since our poker product launch, we have established ourselves as a major force in poker, one of the fastest growing game segments on the Internet."

www.pokerplex.com offers an exciting and realistic poker room environment to appeal to casual poker players and high stakes gamers alike - all live on the Internet. Players can enjoy the most popular poker games - Texas Hold'em, 7-Card Stud, Omaha High and Omaha High/Low and play in their preferred currency - US dollars, British pounds sterling or Euros. WagerLogic's high quality graphics, chat feature and exceptional support and service complete this leading multi-player poker offering.

"We are excited to offer our players a broad range of Web entertainment, now introducing poker to our online game suite," said Richard Chambers, CEO of Bingo Entertainment NV. "As part of a larger online poker community, our players can easily find a game at any time, with real people from around the world. WagerLogic's centralized poker solution gives our players instant access to a live, action-filled online poker experience and allows us to enter this growth area with a market advantage for increased profitability."

Table poker accounts for approximately 5% of the $3.5 billion online gaming market today, and yet it is still a large and emerging growth area.
CryptoLogic has very quickly achieved market leadership and today already powers one of the top 10 poker rooms on the Web.

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                                      2


"We are actively seizing on the early success of our poker product to attract new customers," said Jon Moss, WagerLogic's Director of Business Development.
"Today's announcement of the launch of Bingo Entertainment' new poker site - the fourth brand name, international customer to roll out WagerLogic's multi-player poker solution - is evidence of our increasing market leadership and potential in this growing game segment."

About CryptoLogic (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is the leading software development company serving the Internet gaming market. The company's proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic, ranked #1 in the Profit 100 listing of Canada's fastest growing companies, continues to develop state-of-the-art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic Ltd., a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers worldwide. For more information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic's common shares trade on the Toronto Stock Exchange under the symbol CRY and on the Nasdaq National Market under the symbol CRYP. There are currently 12.2 million common shares outstanding (12.2 million shares on a diluted basis, based on the treasury method).

About Bingo Entertainment NV
Bingo Entertainment NV is part of the Bingo Entertainment Ltd. group of companies that owns and operates leading Internet bingo sites including www.bingogala.com, www.glamourbingo.com, www.bingomega.com, www.mainstreetbingo.com, www.bingosplash.com, www.bingoblowout.com, www.bingoempire.com and www.premierbingo.com. Bingo Entertainment also provides a trusted and extensive network of marketing, news and promotional gaming sites.

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For more information, please contact:
At CryptoLogic, (416) 545-1455                            At Argyle Rowland, (416) 968-7311 (media only)
Nancy Chan-Palmateer, Director of Communications          Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Jim Ryan, Chief Financial Officer                         Aline Nalbandian, ext. 226/ aline@argylerowland.com

At WagerLogic, + 44-207-616-1954
Jon Moss, Director of Business Development


CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.


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                                  SIGNATURES


         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  CryptoLogic Inc.
                                         -------------------------------------
                                                     (Registrant)

Date:   April 15, 2003                   By:  /s/ James A. Ryan
        --------------------                  --------------------------------
                                                     (Signature)
                                              James A. Ryan
                                              Chief Financial Officer